UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 1

TERNS PHARMACEUTICALS, INC.

(Name of Subject Company (Issuer))

THAILAND MERGER SUB, INC.

(Offeror)

A Wholly Owned Subsidiary of

MERCK SHARP & DOHME LLC

(Parent of Offeror)

A Wholly Owned Subsidiary of

MERCK & CO., INC.

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

880881107

(CUSIP Number of Class of Securities)

Kelly E.W. Grez

Corporate Secretary, Merck & Co., Inc.

126 East Lincoln Avenue Rahway, NJ 07065

(908) 740-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Catherine J. Dargan

Andrew Fischer

Alicia Zhang

Covington & Burling LLP

850 Tenth Street, NW

Washington, D.C. 20001

(202) 662-6000

☐

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) to Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on April 7, 2026 (together with any subsequent amendments and supplements thereto, the “Schedule TO”), by Thailand Merger Sub, Inc., a Delaware corporation (“Purchaser”) and wholly owned subsidiary of Merck Sharp & Dohme LLC, a New Jersey limited liability company (“Parent”), Parent and Merck & Co., Inc., a New Jersey corporation (“Merck”). The Schedule TO relates to the offer by Purchaser to acquire all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”) of Terns Pharmaceuticals, Inc., a Delaware corporation (“Terns”), for $53.00 per Share, net to the seller in cash, without interest and subject to any applicable withholding taxes, upon the terms and conditions set forth in the Offer to Purchase, dated April 7, 2026 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.

Except as otherwise set forth in this Amendment, all terms of the Offer and all other disclosures set forth in the Schedule TO and the exhibits thereto remain unchanged and are hereby expressly incorporated into this Amendment by reference. This Amendment should be read together with the Schedule TO. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Schedule TO and the Offer to Purchase.

Item 11. Additional Information.

The disclosure in the Offer to Purchase and Item 11 of the Schedule TO, to the extent such Item incorporates by reference the information contained in the Offer to Purchase, is hereby amended and supplemented by amending and restating the second paragraph under the heading “U.S. Antitrust” in “—Section 16—Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase as follows:

“Parent and Terns filed their respective Premerger Notification and Report Forms with the FTC and the Antitrust Division on April 8, 2026. The waiting period under the HSR Act expired on April 23, 2026, at 11:59 p.m., Eastern Time. Accordingly, the condition to the Offer requiring that the waiting period (or any extension thereof) applicable to the Offer under the HSR Act shall have expired or been terminated has been satisfied. The Offer continues to be subject to the remaining conditions set forth in the Offer to Purchase. See “ —Section 15—Conditions to the Offer.”

On April 24, 2026, Merck issued a press release announcing the expiration of the waiting period under the HSR Act. The full text of the press release is attached as Exhibit (a)(5)(iv) to the Schedule TO and is incorporated herein by reference.”

The disclosure in the Offer to Purchase and Item 11 of the Schedule TO, to the extent such Item incorporates by reference the information contained in the Offer to Purchase, is hereby amended and supplemented by adding the following sub-heading and paragraphs at the end of “—Section 16—Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase as follows:

“Certain Litigation

On April 10, 2026, Robert Williams, a purported stockholder of Terns, filed a complaint against Terns and its directors in the Supreme Court of the State of New York, County of New York. See Robert Williams v. Terns Pharmaceuticals, Inc., et al., Index No. 652166/2026 (the “Williams Complaint”). The Williams Complaint generally alleges that the Solicitation/Recommendation Statement filed on April 7, 2026 was materially misleading because it does not fully disclose certain financial and other information. The Williams Complaint asserts claims under New York law for breach of fiduciary duty (against the Terns directors); aiding and abetting breach of fiduciary duty (against Terns); and negligence (against all defendants) and seeks, among other things, injunctive, declaratory and other equitable relief, an award of damages and an award of attorneys’ fees and expenses. Terns, Parent and Purchaser believe the claims asserted in the Williams Complaint are without merit.

In addition, as of April 24, 2026, Terns had received a number of demand letters from purported stockholders of Terns, which generally seek the disclosure of certain allegedly omitted information in the Solicitation/Recommendation Statement.

Additional complaints may be filed against Terns, the Terns Board, Parent and/or Purchaser in connection with the Transactions, the Schedule TO and the Solicitation/Recommendation Statement. If such additional complaints are filed, absent new or different allegations that are material, Terns, Parent and Purchaser will not necessarily announce such additional complaints.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(iv)*	Press release issued by Merck & Co, Inc., dated April 24, 2026.

*	Filed herewith

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

THAILAND MERGER SUB, INC.

	By:	/s/ Kelly E.W. Grez
Name: Kelly E.W. Grez
Title: Secretary

MERCK & CO., INC.

	By:	/s/ Mark Walker
Name: Mark Walker
Title: Assistant Treasurer

MERCK SHARP & DOHME LLC

Date: April 24, 2026	By:	/s/ Sunil A. Patel
Name: Sunil A. Patel
Title: Senior Vice President, Head of Business Development